Phil Murray <phil@campgladiator.com>

# Fwd: [Test]:Exciting opportunity to invest in CG!

**Jeff Davidson** <jeff@campgladiator.com> Tue, Dec 13, 2022 at 3:12 PM
To: Jeff Davidson <jeff@campgladiator.com>
Bcc: trainers@campgladiator.com

CG Nation,

See below for the email and short survey we plan on sending out. If you are wondering what this is about, see the email I sent late last night with the FAQ's. We are sending this to BOLD campers that have checked in recently, so not everyone will get it. The purpose of this is to determine if this strategy is worth pursuing or not. Thanks!

campGladiator

Hi Jeff,

It's an exciting time in our 14-year history!

As you know, CG has grown our platform to include:

- Over 660 weekly, live-streamed Online workouts
- 700 On-Demand video workouts that have received over 1M views
- Over 400 CG Nutrition Coaches serving thousands of members across the country
- 1,000+ independent Trainers operating in 13 states with over 2,000 locations hosting 28,000 workouts each month

The success of these programs has helped us expand our mission for CG to positively impact the health and fitness of as many lives as possible!

Because of our success, we have been approached by the industry-leading company in Crowdfunding with an opportunity to raise capital to accelerate CG’s process for launching new programs, as well as expanding and improving our existing programs. For example, our Campers and Trainers have asked for personal training, small group training, yoga, running, low-impact workouts, and youth programs, and we have plans to support these in 2023. With these additional programs,

Trainers would have even more opportunity to build a long-term career in fitness.

**What is Crowdfunding?**

Crowdfunding allows anyone and everyone to become an investor and have ownership in a company they believe in. Because Crowdfunding is made up of a large community, you would be able to invest as little as $100, with the option to invest much more. Thousands of companies have used Crowdfunding to launch new programs and products!

**What does this mean for you?**

You could share in CG's growth the same way any investor would and with favorable terms. You would be investing* because you believe in CG, our programs, our community, and our future, and you want to be part of our growth and success. We also plan to provide "Ownership Perks" like exclusive Gear.

**Interested in this exciting opportunity?**

***Please take our short survey*** to get more information! This is not a reservation or commitment. We're curious if you have interest in joining this investment community and learning more.

By responding, you'll be the FIRST to know our plans for the future.

Thank you for making CG what it is today! We are excited to continue growing.

Ally Davidson
Founder & Co-CEO

**Investing in startups is inherently risky, and returns aren't immediate.*

campGladiator

--
JEFF DAVIDSON
Co-Founder / Co-CEO
campGladiator.com

# Camp Gladiator Investment Survey

* 1. What's your full name?

* 2. What's your email address?

* 3. Potential investment amount - this is not a reservation or commitment, only a measure of interest:

Done